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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) is pleased to announce that Mr. Gareth Kung has been appointed as the Chief Financial Officer of the Company with effect from 9 July 2012. Mr. Kung’s brief biography is as follows:

Prior to joining SMIC as Chief Financial Officer, Mr. Kung had over twenty-two years of experience working as a chief financial officer of publicly listed companies, private equity investment manager, banker and auditor. From 2003 to 2009, Mr. Kung worked at SMIC as the Group Treasurer and subsequently as the Group Controller.

Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in accountancy from National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of the Association of Chartered Certified Accountants. Mr. Kung is also a Chartered Financial Analyst.

The Board further announces that Mr. Gary Tseng has resigned as the Chief Financial Officer of the Company effective from 9 July 2012. The Company would like to take this opportunity to thank Mr. Tseng for his valuable service and contributions to the Company.

SMIC CEO and Executive Director Tzu-Yin Chiu commented, “We are very happy to welcome Gareth back to SMIC as our Chief Financial Officer. With his extensive experience as a senior finance executive at publicly-traded companies and in-depth knowledge about the semiconductor industry, he will provide strong, skillful leadership to our finance team. The management team and I look forward to working with him to continue the company’s growth and ensure the success of our strategic vision. I also thank Gary Tseng for his years of dedicated service and wish him the best in his future endeavors.”

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on 27 April, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
9 July 2012

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.